Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, May 27, 2022 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the public that in the regulated energy auction LEN A-4/2022, held on the date hereof by the National Electric Power Agency (Aneel), the Company was the winner for the supply of 50 MWavg of energy at the price of R$315/MWh, adjusted annually by the inflation index IPCA as from June 2022, with the supply period from January 2026 to December 2045, through the Contract for Sale of Energy in the Regulated Environment (CCEAR) with the distribution concessionaires CEMIG, Light and Coelba. The total amount of the contract excluding inflation adjustment corresponds to approximately R$2.8 billion.

The amount of energy sold cited above refers to a portion of the estimated surplus power generation of 180 MWavg of the new pulp plant under construction in the city of Ribas do Rio Pardo, in the state of Mato Grosso do Sul (“Cerrado Project”), whose startup is expected in the second half of 2024.

The transaction is consistent with the long-term strategy of the Company, while contributing to its structural competitiveness and supplying Brazil’s power grid with renewable energy generated by biomass derived from planted eucalyptus trees.

Lastly, Suzano reiterates its commitment to maintaining transparency in its relations with investors.

São Paulo, May 27, 2022

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer